UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Orbitz Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68557K109

(CUSIP Number)

Martin J. Brand

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Wilson S. Neely, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68557K109

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners (Cayman) V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,352,238
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,352,238
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,352,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.28%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 68557K109

1	NAMES OF REPORTING PERSONS Blackstone Management Associates (Cayman) V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,229,179
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,229,179
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,229,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 68557K109

1	NAMES OF REPORTING PERSONS Blackstone LR Associates (Cayman) V Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,229,179
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,229,179
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,229,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 68557K109

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,482,505.1
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,482,505.1
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,482,505.1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 2 amends and supplements the statement on Schedule 13D, originally filed with the Securities and Exchange Commission on January 28, 2010 (as amended to date, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Orbitz Worldwide, Inc. (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 2 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (e) of the Schedule 13D is hereby deleted and amended and restated in its entirety as follows:

(a) The percentages used in this Item 4 are calculated based upon 105,454,393 shares of Common Stock issued and outstanding as of April 30, 2013.

Blackstone Capital Partners (Cayman) V L.P., BCP (Cayman) V-S L.P., Blackstone Capital Partners (Cayman) V-A L.P. and BCP V Co-Investors (Cayman) L.P. (collectively, the “BCP Funds”), Blackstone Family Investment Partnership (Cayman) V L.P. and Blackstone Participation Partnership (Cayman) V L.P. (collectively, the “Blackstone Funds”) and Blackstone Family Investment Partnership (Cayman) V-SMD L.P. (collectively, with the BCP Funds and the Blackstone Funds, the “Blackstone LPs”) directly own an aggregate of 3,229,179 shares of Common Stock.

Blackstone Management Associates (Cayman) V L.P. (“BMA”) is a general partner of each of the BCP Funds. Blackstone LR Associates (Cayman) V Ltd. (“BLRA”) is a general partner of BMA and each of the Blackstone Funds.

As a general partner of each of the BCP Funds, BMA may be deemed to be a beneficial owner of the shares of Common Stock owned by the BCP Funds. As a general partner of the Blackstone Funds and BMA, BLRA may be deemed to be a beneficial owner of the shares of Common Stock owned by the Blackstone Funds and the BCP Funds. Mr. Schwarzman is a director and controlling person of BLRA, and, as such, may also be deemed to be a beneficial owner of such shares of Common Stock. Mr. Schwarzman disclaims beneficial ownership of any such shares of Common Stock except to the extent of his pecuniary interest in such shares of Common Stock.

Blackstone Management Partners L.L.C. (“BMP”), which serves as investment advisor to certain Blackstone entities, holds restricted stock units granted under the Orbitz Worldwide, Inc. Non-Employee Directors Deferred Compensation Plan. Each restricted stock unit represents a right to receive one share of the Common Stock on the one-year anniversary date of the date of grant. The restricted stock units are immediately vested and non-forfeitable. Mr. Schwarzman is the chief executive officer and controlling person of BMP. As of the date hereof, BMP holds 253,326.1 restricted stock units.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Blackstone Funds identified as directly holding shares of Common Stock reported on this Schedule 13D to the extent of such direct holdings) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 7 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 8 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 9 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 10 of each cover page.

(c) In the 60 days preceding the filing of this Amendment, the Blackstone LPs engaged in the following transaction in the Issuer’s Common Stock. On May 28, 2013, the Blackstone LPs effected a Rule 144 sale to a market maker of 3,000,000 shares of Common Stock, at a price per share of $8.37. This sale was effected on behalf of all of the Blackstone LPs as a single block of 3,000,000 shares. The number of shares of Common Stock sold by each Blackstone LP in such block sale is set forth below.

Name of Entity	Number of Shares
Blackstone Capital Partners (Cayman) V L.P.	1,256,269
BCP (Cayman) V-S L.P.	360,350
Blackstone Capital Partners (Cayman) V-A L.P.	1,163,087
BCP V Co-Investors (Cayman) L.P.	69,367
Blackstone Family Investment Partnership (Cayman) V L.P.	50,666
Blackstone Family Investment Partnership (Cayman) V-SMD L.P.	91,281
Blackstone Participation Partnership (Cayman) V L.P.	8,980

(d) Not applicable

(e) Following the sale of Common Stock described in (c) above, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2013

BLACKSTONE CAPITAL PARTNERS (CAYMAN) V L.P.
By: Blackstone Management Associates (Cayman) V L.P., its general partner
By: Blackstone LR Associates (Cayman) V Ltd.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Director

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) V L.P.
By: Blackstone LR Associates (Cayman) V Ltd.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Director

BLACKSTONE LR ASSOCIATES (CAYMAN) V LTD.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Director

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

[Blackstone 13D/A – Orbitz]